Randgold Resources Limited

3rd Floor, Unity Chambers

28 Halkett Street

St. Helier, Jersey JE2 4WJ

Channel Islands

July 7, 2016

BY EDGAR AND MESSENGER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

Re:	Randgold Resources Limited
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed March 31, 2016
File No. 000-49888

Ladies and Gentlemen:

We refer to the comment letter, dated June 24, 2016, from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in respect of the Annual Report on Form 20-F, for the fiscal year ended December 31, 2015, of Randgold Resources Limited (the “Company”) filed with the Commission on March 31, 2016. Set forth below in detail are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff letter:

Domba Project, page 42

1.	We note you have identified 454kt of ore at 3.1g/t for your Domba Project. Under SEC Industry Guide 7, the terms ore, ore grade, or ore body are treated the same as the term reserve. Please confirm this ore for the Domba Project is included with your tabulation of the Morila reserves and in future filings clearly state the Domba Project ore is included in your Morila reserve tabulation or separately report this material apart from your Morila reserves.

Response:

The Company respectfully acknowledges the Staff’s comments and advises the Staff as follows: The Domba material does not form part of the Morila reserve declaration and is not included in the reserve tables included in the Company’s filings. Accordingly, this

John Reynolds

U.S. Securities and Exchange Commission

Division of Corporation Finance
July 7, 2016

material should not have been termed ‘ore,’ but rather mineralized material. In future filings, the Company will separately report this material apart from the Morila reserve to the extent such material has not been converted into reserves in accordance with applicable SEC regulations and Staff guidance. In particular, assuming no changes in the feasibility study between now and the time of future filings, the Company will include in its filings language similar to the following: “Grade control drilling was completed over the majority of the proposed pit to confirm the mineral content and a feasibility study was completed. This identified 454kt of mineralized material to be mined.”

2.	Ore or reserves are disclosed for your Domba property and you include a statement that a feasibility study was completed. Please forward to our engineer as supplemental information and not as part of your filing, a copy of your feasibility study that establishes the legal, technical, and economic feasibility of your materials designated as ores or reserves, as required by Industry Guide 7(c).

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response:

The Company respectfully acknowledges the Staff’s comment. We understand that Mr. Schuler and Mr. Steven Suzzan of Norton Rose Fulbright spoke by telephone on July 5, 2016, during which Mr. Schuler stated that based on the Company’s confirmation that no Domba project material was included in the Company’s reported reserves, the Staff would not need to review the Domba property feasibility study at this time.

3.	We note your statement that the Massawa reserves in this section, are currently estimated to be 20.73Mt at 2.1g/t for 2.2Moz and not the 3.1 g/t as reported elsewhere. Please insure in future filings that the grade for your Massawa reserves is consistently reported in your filings.

John Reynolds

U.S. Securities and Exchange Commission

Division of Corporation Finance
July 7, 2016

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will correct this typographical error in future filings.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses or would like to discuss any of its views further, please feel free to contact me at +44 1534 735 333 or contact Steven Suzzan of Norton Rose Fulbright US LLP at (212) 318-3092.

Yours faithfully,

/s/ Graham Shuttleworth

Graham Shuttleworth

Chief Financial Officer

Randgold Resources Limited

cc:	George K. Schuler, Mining Engineer
Steven Suzzan, Esq., Norton Rose Fulbright US LLP

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